Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

Theodore D. Edwards

theodore.edwards@troutman.com

April 30, 2021

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attn: Samantha Brutlag

Re:	FundVantage Trust (the “Trust”) File Nos. 333-141120 and 811-22027

Dear Ms. Brutlag:

This letter addresses the comments of the Securities and Exchange Commission’s staff (the “Staff”) to the Trust’s Post-Effective Amendment No. 256 to the Trust’s registration statement on Form N-1A filed with the Commission on March 1, 2021 (the “Amendment”), which was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) to register the Class Y Shares (the “Shares”) of Polen U.S. Small Company Growth Fund (the “Fund”) as a new class of an existing series of the Trust under the Investment Company Act of 1940, as amended (the “1940 Act”), and to register the Shares under the Securities Act.

The Staff provided their oral comments on April 14, 2021. The Staff’s comments are in bold text followed by the Trust’s response. Capitalized terms used below and not otherwise defined herein have the meanings assigned to them in the Amendment.

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1.	Page 2 of the Prospectus states that the Fund considers small companies to be those companies that, at the time of purchase, are generally within the range of the market capitalizations of companies in the Russell 2000® Index and the S&P SmallCap 600® Index on a rolling three-year basis. The Staff believes that this could result in the Fund investing significantly in securities of issuers whose market capitalizations at the time of investment falls far outside of the range of the index as of its most recent reconstitution date.

Response: The Prospectus will be revised in connection with the Fund’s next annual update to reflect the Staff’s comment.

Division of Investment Management U.S. Securities and Exchange Commission April 29, 2021 Page 2

2.	On page 3 of the Prospectus, the Staff notes that the principal risks appear in alphabetical order. Please reorder the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See Dalia Blass, Keynote Address - ICI Securities Law Developments Conference, October 25, 2018, available at: https://www.sec.gov/news/speech/speech-blass-102518# and ADI-2019-08 - Improving Principal Risks Disclosure.

Response: The Prospectus will be revised in connection with the Fund’s next annual update to reflect the Staff’s comment.

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We trust that this response addresses the Staff’s comments. If you have any further questions, please contact the undersigned at 215.981.4181 or, in my absence, John P. Falco, Esq. at 215.981.4659.

Very truly yours,

/s/ Theodore D. Edwards

Theodore D. Edwards

cc:	Mr. Joel Weiss, President of FundVantage Trust

Mr. Richard Keyes, Treasurer of FundVantage Trust

John P. Falco, Esq.

John M. Ford, Esq.